UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

( X )  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________________________ to ______________________

Commission file number 0-22462

GIBRALTAR 401(k) PLAN

GIBRALTAR STEEL CORPORATION
(Name of Issuer of the Securities Held Pursuant to the Plan)
3556 Lake Share Road
P.O. Box 2028
Buffalo, New York 14219-0228

SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GIBRALTAR 401(k) PLAN
(Name of Plan)

Date: June 27, 2003                             /s/ Walter T. Erazmus
                                                            Member, Gibraltar 401(k) Plan Committee

Exhibit Index is on Page 12

Audited Financial Statements
and Supplemental Schedules

Gibraltar 401(k) Plan

Years ended December 31, 2002 and 2001
with Report of Independent Accountants

Report of Independent Auditors

To the Participants and Administrator of
Gibraltar 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Gibraltar 401(k) Plan (the "Plan") at December 31, 2002 and December 31, 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Buffalo, New York

June 24, 2003

Gibraltar 401(k) Plan

Audited Financial Statements and Supplemental Schedules

Years ended December 31, 2002 and 2001

Contents

Report of Independent Auditors..........................................................................................1

Audited Financial Statements

Supplemental Schedule *

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
    at End of Year................................................................................................................11

*  Certain schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Gibraltar 401(k) Plan

Statements of Net Assets Available for Benefits

ASSETS	December 31, 2002 2001
Cash equivalents	$ 11,920,230	$ 9,443,805

Investments, at fair value	31,855,489	35,758,564

Accrued income	5,101	15,438

Loans receivable	2,126,398	1,873,461

Employer contributions receivable	3,556	16,167

Employee contributions receivable	9,678	40,784

Total assets	45,920,452	47,148,219
LIABILITY
Payable for investments purchased	138,269	-
Net assets available for benefits	$ 45,782,183 =========	$ 47,148,219 ==========

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Additions:	Year ended December 31, 2002 2001
Employer contributions	1,432,244	$ 1,381,422
Employee contributions	3,945,607	3,725,736
Transfers from other plans	195,002	287,034
Interest and other	966,033	940,085
Total additions	6,538,886	6,334,277

Deductions:
Benefits paid out	(3,233,600)	(3,831,761)
Net realized and unrealized losses on investments	(8,303,739)	(6,663,220)
Other plan activity	(27,359)	(30,059)
Total deductions	11,564,698	(10,525,040)

Decrease in net assets available for benefits, prior to mergers	(5,025,812)	(4,190,763)
Transfer of assets available for benefits from mergers	3,659,77	-
Net decrease	(1,366,036)	(4,190,763)
Net assets available for benefits: Beginning of year	47,148,219	51,338,982
End of year	$45,782,183 =========	$ 47,148,219 =========

The  accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan

Notes to Financial Statements

December 31, 2002

1. Major Plan Provisions

Participation

All employees of Gibraltar Steel Corporation of New York (the Company) and those affiliates of the Company which have adopted the Gibraltar 401(k) Plan (the Plan) are eligible to participate in the Plan following the completion of six months of participation service, except for those employees covered under collective bargaining agreements which do not require participation.  The Company is the Plan Administrator.

The Milcor Ltd. Partnership Tax Deferred Savings and Retirement Plan and the Pennsylvania Industrial Heat Treaters, Inc. 401(k) Plan were merged into the Plan effective January 1, 2002, and July 1, 2002, respectively.  The total fair market value of the net assets transferred into the Plan from the Milcor Ltd. Partnership Tax Deferred Savings and Retirement Plan and the Pennsylvania Industrial Heat Treaters, Inc. 401(k) Plan as a result of these mergers were approximately $2,424,000, and $1,235,000, respectively.  The Plan was not party to a merger during 2001.

Employee Contribution

Effective January 1, 2002, employees may contribute up to 100% (7% for highly compensated employees) of their annual compensation, not to exceed the IRS limit of $11,000, as prescribed by the Plan Agreement. During 2002, the Plan adopted the provision under the Economic Growth Tax Relief Reconciliation Act of 2001 allowing individuals over 50 years of age the option to defer an additional $1,000 over the $11,000 statutory limit.  Annual compensation includes bonuses and overtime.  In 2001, employees were permitted to contribute up to 15% (7% for highly compensated employees) of their annual compensation.

Employer Contribution

The Company matches contributions to the Plan equal to 50% of the first 6% of the employee's elective deferral at the time of salary reduction.

Employer contributions are allocated to the individual participant accounts in a manner prescribed by the Plan agreement.

The Company intends to continue the Plan indefinitely, but reserves the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Gibraltar 401(k) Plan

Notes to Financial Statements (continued)

1. Major Plan Provisions (continued)

Vesting

 All active participants are 100% vested in employer contributions. Prior to October 1, 1999, vesting in employer contributions was based upon the participant's number of whole years of service in accordance with the following schedule:

Completed years of service	Percent vested
Less than 1	0%
1	25%
2	60%
3	100%

 Forfeitures

 Participants who left the Company prior to October 1, 1999 with less than three years of service forfeited the nonvested portion (up to 100%) of the Company's contributions. The nonvested percentage of the employer contribution account shall become available for allocation in accordance with the Plan agreement at the end of the Plan year in which the employee receives distribution or, if earlier, in which the employee incurs their fifth consecutive break in service.

Benefit Payments

Upon retirement, termination of employment, death or disability, participants or their beneficiaries may elect to receive their account balances in a single sum, over a fixed number of years or by the purchase of an annuity contract from an insurance company.

Participant Loans

Participants may borrow against their vested account balance subject to the provisions specified in the Plan agreement.  Loan terms shall not exceed 5 years, except for a maximum of 10 years for the purchase of a primary residence.  The loans are secured by the vested balance in the participant's account and bear interest at the prime rate plus 1%.  Principal and interest are required to be repaid in equal installments over the term of the loan.

Plan Expenses

All of the costs of Plan administration are paid by the Company.

Gibraltar 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

 Basis of Accounting

 The financial statements have been prepared on the accrual basis of accounting.

Risks and Uncertainties

The Plan provides for various investment options.  Investment securities are exposed to various risks, such as interest, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investments and Administration

On January 25, 2001, the Plan Sponsor amended and restated the Plan in the form of the Dreyfus Nonstandardized Prototype Profit Sharing Plan and Trust (the Dreyfus Prototype).  As part of the adoption of the Dreyfus Prototype, the Plan replaced certain investment options with other options in the same investment category and also added additional investment options.  In addition, Dreyfus Service Corporation (Dreyfus) became the recordkeeper of the Plan.  In connection with its compliance with recent statutory laws and regulations, on December 23, 2002, the Plan Sponsor amended and restated the Plan in the form of the Mellon Bank, N.A. Prototype Defined Contribution Plan and Trust (the Mellon Prototype).  The Plan did not change any investment options as a result of the adoption of the Mellon Prototype.

Also effective January 25, 2001, the Plan's assets are held by Boston Safe Deposit and Trust Company (the Trustee), an affiliate of Dreyfus, under the Trust Agreement with the Plan dated December 22, 2000.  The Administrator of the Plan shall specify whether the investments of the Trust Fund shall be managed in whole or in part by the Trustee, one or more investment managers, the Administrator, or the participants as provided for by the Trust Agreement. During 2002 and 2001, all Plan investments were participant directed. The information on investments has been derived from reports received from and certified by the Trustee.  Realized gains and losses are determined based on average costs.  Certain Plan investments are shares of mutual funds managed by Dreyfus, and therefore these transactions qualify as Party-in-Interest transactions.

Gibraltar 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investments (continued)

The Plan's investments are valued at their fair value, based on quoted prices in an active market for the underlying investments.  Cash and cash equivalents include amounts to be used to pay the liability for investments purchased but not settled at year end.   Investment income is determined separately for each participant account.

During 2002 and 2001, the Plan's investments (including investments purchased, sold, as well as those held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized (Depreciation) Appreciation in Fair Value of Investments 2002 2001

Mutual Funds	$(8,549,076)	$ (6,671,841)
Common Stock	245,337	8,621
Total	$ (8,303,739)	$ (6,663,220)

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31, 2002 2001
Dreyfus Certus Stable Value Fund B	$11,235,925	$ 9,443,805
Janus Fund	6,717,607	8,481,052
Dreyfus Prem Core Value CL R	4,712,508	5,982,248
Managers Special Equity Fund	4,147,491	5,224,234
Invesco Dynamics Fund	2,731,175	3,644,878
Gibraltar Steel Corporation Common Stock	2,430,313	2,474,369
Janus Overseas Fund	*	2,525,570

*Indicates the fair value of this investment is less than 5% of the Plan's net assets at December 31, 2002.

Gibraltar 401(k) Plan

Notes to Financial Statements (continued)

3.  Tax Status

The Internal Revenue Service has determined and informed the Mellon Prototype Plan service provider by letter dated November 19, 2001, that the Plan and related trust are designed in accordance with the Internal Revenue Code.

4.  Subsequent Event

On January 1, 2003, the Plan discontinued its participation in the Dreyfus Certus Stable Value Fund B and transferred the $11,235,925 fair value of investments in that fund into the Dreyfus Cash Management Plus Fund, which has substantially similar investment objectives.

Supplemental Schedule

Gibraltar 401(k) Plan

 EIN 16-0991536
Plan # 007

 Schedule H, Line 4i
Schedule of Assets Held for Investment Purposes at End of Year

Gibraltar 401(k) Plan
EIN 16-0991536
Plan #007

Schedule H. Line 4i - Schedule of Assets Held for
Investment Purposes at End of Year

Identity of Issuer and Description of Investments	Unit of Investment	Fair Market Value
Dreyfus Certus Stable Value Fund B *	11,235,925.15	$11,235,925
Janus Fund	376,970.09	6,717,607
Dreyfus Prem Core Value CL R *	218,576.46	4,712,508
Managers Special Equity Fund	75,299.40	4,147,491
Invesco Dynamics Fund	256,207.80	2,731,175
Gibraltar Steel Corporation Common Stock *	127,642.51	2,430,313
Janus Overseas Fund	146,246.98	2,236,116
Dreyfus Premier Core Bond CL A *	145,929.14	2,102,839
Vanguard Bond Market	200,766.83	2,083,960
Dreyfus Basic S & P 500 Stock Index *	71,698.14	1,312,076
Dreyfus Disciplined Stock Fund *	45,754.24	1,121,436
Dreyfus Midcap Value Fund *	45,934.75	805,236
Invesco Balanced Fund	53,997.01	647,424
Dreyfus Cash Management Plus *	546,035.69	546,036
Van Kempen Emerging Growth Fund	10,328.33	291,879
Premier Balanced Fund Class R	13,631.90	144,362
American Century Income & Growth	5,768.76	125,298
Invesco Small Co Growth Fund	9,389.95	78,218
Managers Capital Appreciation Fund	3,386.71	68,953
Dreyfus Founders Fund *	3,237.15	61,635
MFS Investors Trust Fund	2,871.99	36,963
Participant Loans (interest rates are fixed at prime plus 1% and currently range from 5.5% to 10.5%)	-	2,126,398 $ 45,763,848 =========

*Indicates Party-in-Interest to the Plan.

EXHIBIT INDEX

Exhibit Number		Page Number
23	Consent of Independent Auditors	16